UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BEST Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

08653C106**

(CUSIP Number)

Timothy A. Steinert, Esq.
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F, Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
Telephone: +852 2215-5100

with copies to:

Peng Yu
Ropes & Gray
44th Floor, One Exchange Square
8 Connaught Place
Central, Hong Kong
+852 3664-6488
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**          This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 08653C106	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. Alibaba Group Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 142,259,649 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 142,259,649 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,259,649 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.2% of Class A Ordinary Shares[1,2] (representing 33.0% of the total issued and outstanding ordinary shares of the Issuer)[3]
14.	Type of Reporting Person (See Instructions) CO

1  The Reporting Persons are deemed to beneficially own 142,259,649 Class A ordinary shares, par value US$0.01 per share, of the Issuer (“Class A Ordinary Shares”) based on beneficial ownership of: (i) 10,000,000 American Depositary Shares (“ADSs”) representing a total of 10,000,000 Class A Ordinary Shares, (ii) 94,075,249 Class B ordinary shares, par value US$0.01 per share, of the Issuer (“Class B Ordinary Shares”), which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof, (iii) US$100,000,000 1.75% Convertible Senior Notes Due 2024 (“2024 Convertible Notes”), which are convertible into 14,184,400 ADSs representing a total of 14,184,400 Class A Ordinary Shares at any time at the option of the holder thereof, and (iv) US$150,000,000 4.5% Convertible Senior Notes Due 2025 (“2025 Convertible Notes”), which will be convertible into 24,000,000 Class A Ordinary Shares (or in the form of ADSs) at any time after 30 consecutive trading days after May 27, 2020 at the option of the holder thereof, subject to the adjustment as provided under the 2025 Convertible Notes that if 125% of the volume-weighted average closing sale price per Class A Ordinary Share for 30 consecutive trading days after May 27, 2020 (“VWAP”) is lower than US$6.25, then the 2025 Convertible Notes will be convertible into an amount of Class A Ordinary Shares (or in the form of ADSs) equal to the quotient of US$150,000,000 divided by 125% of the VWAP.

2  This percentage is calculated based upon 382,908,101 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 17, 2020, assuming conversion of all 94,075,249 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares, assuming conversion of all of the 2024 Convertible Notes held by the Reporting Persons into 14,184,400 ADSs representing the same amount of Class A Ordinary Shares, and assuming conversion of all of the 2025 Convertible Notes held by the Reporting Persons into 24,000,000 Class A Ordinary Shares (using US$6.25 as the conversion price based on the assumption that 125% of the VWAP is not lower than US$6.25).

3  This percentage is calculated based upon 430,698,799 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 17, 2020, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, (iii) 47,790,698 Class C ordinary shares, par value US$0.01 per share, of the Issuer (“Class C Ordinary Shares”), plus 14,184,400 ADSs representing the same amount of Class A Ordinary Shares into which the 2024 Convertible Notes held by the Reporting Persons can be converted, and plus 24,000,000 Class A Ordinary Shares into which the 2025 Convertible Notes held by the Reporting Persons can be converted, assuming the 125% of VWAP is not lower than US$6.25.

CUSIP No. 08653C106	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. Alibaba Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,831,692 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 85,831,692 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,831,692 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.3% of Class A Ordinary Shares[4,5] (representing 21.9% of the total issued and outstanding ordinary shares of the Issuer)[6]
14.	Type of Reporting Person (See Instructions) CO

4  The Reporting Person is deemed to beneficially own 85,831,692 Class A Ordinary Shares based on beneficial ownership of: (i) 10,000,000 ADSs representing a total of 10,000,000 Class A Ordinary Shares and (ii) 75,831,692 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof. The 2024 Convertible Notes originally held by this Reporting Person were transferred to Alibaba.com Hong Kong Limited (which is an affiliate of this Reporting Person and is also a Reporting Person in this Amendment) on March 24, 2020.

5  This percentage is calculated based upon 326,480,144 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 17, 2020, assuming conversion of all 75,831,692 Class B Ordinary Shares held by the Reporting Person into the same number of Class A Ordinary Shares.

6  This percentage is calculated based upon 392,514,399 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 17, 2020, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, and (iii) 47,790,698 Class C Ordinary Shares.

CUSIP No. 08653C106	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. Alibaba.com Hong Kong Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,184,400 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 38,184,400 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,184,400 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% of Class A Ordinary Shares[7], [8] (representing 8.9% of the total issued and outstanding ordinary shares of the Issuer)[9]
14.	Type of Reporting Person (See Instructions) CO

7  The Reporting Person is deemed to beneficially own 38,184,400 Class A Ordinary Shares based on (i) US$100,000,000 2024 Convertible Notes, acquired by this Reporting Person from its affiliate, Alibaba Investment Limited on March 24, 2020, which are convertible into 14,184,400 ADSs representing the same amount of Class A Ordinary Shares at any time at the option of the holder thereof, and (ii) US$150,000,000 2025 Convertible Notes, which will be convertible into 24,000,000 Class A Ordinary Shares (or in the form of ADSs) at any time after the 30th trading day after May 27, 2020 at the option of the holder thereof, subject to the adjustment as provided under the 2025 Convertible Notes that if 125% of the VWAP is lower than US$6.25, then the 2025 Convertible Notes will be convertible into an amount of Class A Ordinary Shares (or in the form of ADSs) equal to the quotient of US$150,000,000 divided by 125% of the VWAP.

8  This percentage is calculated based upon 288,832,852 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 17, 2020, assuming conversion of all of the 2024 Convertible Notes held by the Reporting Person into 14,184,400 ADSs representing the same amount of Class A Ordinary Shares and assuming conversion of all of the 2025 Convertible Notes held by the Reporting Person into 24,000,000 Class A Ordinary Shares (using US$6.25 as the conversion price based on the assumption that 125% of the VWAP is not lower than US$6.25).

9  This percentage is calculated based upon 430,698,799 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 17, 2020, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, (iii) 47,790,698 Class C Ordinary Shares, plus 14,184,400 ADSs representing the same amount of Class A Ordinary Shares into which the 2024 Convertible Notes held by the Reporting Person can be converted, and plus 24,000,000 Class A Ordinary Shares into which the 2025 Convertible Notes held by the Reporting Person can be converted, assuming 125% of the VWAP is not lower than US$6.25.

CUSIP No. 08653C106	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. Ali CN Investment Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,243,557 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 18,243,557 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,243,557 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% of Class A Ordinary Shares[10], [11] (representing 4.6% of the total issued and outstanding ordinary shares of the Issuer)[12]
14.	Type of Reporting Person (See Instructions) CO

10  The Reporting Person is deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

11  This percentage is calculated based upon 268,892,009 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 17, 2020, assuming conversion of all 18,243,557 Class B Ordinary Shares held by the Reporting Person into the same number of Class A Ordinary Shares.

12  This percentage is calculated based upon 392,514,399 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 17, 2020, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, and (iii) 47,790,698 Class C Ordinary Shares.

CUSIP No. 08653C106	SCHEDULE 13D	Page 6 of 11

1.	Names of Reporting Persons. Cainiao Smart Logistics Network Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,243,557 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 18,243,557 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,243,557 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% of Class A Ordinary Shares[13], [14] (representing 4.6% of the total issued and outstanding ordinary shares of the Issuer)[15]
14.	Type of Reporting Person (See Instructions) CO

13  The Reporting Person is deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

14  This percentage is calculated based upon 268,892,009 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 17, 2020, assuming conversion of all 18,243,557 Class B Ordinary Shares held by the Reporting Person into the same number of Class A Ordinary Shares.

15  This percentage is calculated based upon 392,514,399 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 17, 2020, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, and (iii) 47,790,698 Class C Ordinary Shares.

CUSIP No. 08653C106	SCHEDULE 13D	Page 7 of 11

1.	Names of Reporting Persons. Cainiao Smart Logistics Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,243,557 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 18,243,557 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,243,557 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% of Class A Ordinary Shares[16], [17] (representing 4.6% of the total issued and outstanding ordinary shares of the Issuer)[18]
14.	Type of Reporting Person (See Instructions) CO

16  The Reporting Person is deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

17  This percentage is calculated based upon 268,892,009 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 17, 2020, assuming conversion of all 18,243,557 Class B Ordinary Shares held by the Reporting Person into the same number of Class A Ordinary Shares.

18  This percentage is calculated based upon 392,514,399 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 17, 2020, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, and (iii) 47,790,698 Class C Ordinary Shares.

CUSIP No. 08653C106	SCHEDULE 13D	Page 8 of 11

This Amendment No. 3 to Schedule 13D (this “Amendment”) hereby amends and supplements the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on September 29, 2017, as amended on October 19, 2017, and as further amended on September 19, 2019 (as so amended, the “Original Schedule 13D”, as amended and supplemented by this Amendment, this “Schedule 13D”), on behalf of each of (i) Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”), (ii) Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”), (iii) Alibaba.com Hong Kong Limited, a company organized under the laws of Hong Kong (“AHKL”), which is a wholly-owned subsidiary of AGHL, (iv) Ali CN Investment Holding Limited, a company organized under the laws of the British Virgin Islands (“Ali CN”), which is a direct wholly-owned subsidiary of AGHL and an existing shareholder of Cainiao Smart Logistics Network Limited, an exempt company organized under the laws of the Cayman Islands (“Cainiao”), (v) Cainiao, and (vi) Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands, which is a direct wholly-owned subsidiary of Cainiao (“CIL”, together with AGHL, AIL, AHKL, Ali CN and Cainiao, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

CUSIP No. 08653C106	SCHEDULE 13D	Page 9 of 11

ITEM 2.                        IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

This Schedule 13D is filed on behalf of each of the Reporting Persons with respect to Class A Ordinary Shares, including certain Class A Ordinary Shares represented by ADSs. This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached hereto as Exhibit 99.1. Exhibit 99.1 of the Original Schedule 13D is hereby amended and replaced in its entirety by Exhibit 99.1 hereof.

The business address of AGHL, AIL, AHKL and Ali CN is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AGHL is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services. Each of AIL and Ali CN is a wholly-owned subsidiary of AGHL and principally engages in investment activities on behalf of AGHL. AHKL is a wholly-owned subsidiary of AGHL and principally engages in the provision of internet content, software and technology services, trading of information technology products, marketing and other group administrative services.

The business address of Cainiao and CIL is #B1, Xixi Shouzuo, No. 588 West Wen Yi Road, Xi Hu, Hangzhou, P.R. China 310000. Each of Cainiao and CIL is an indirect controlled subsidiary of AGHL. Through its subsidiaries and variable interest entities, Cainiao operates warehouses, express delivery stations and a logistics data platform that leverages the capacity and capabilities of logistics partners to fulfill transactions between merchants and consumers on online and mobile marketplaces, including online and mobile marketplaces operated by AGHL and its subsidiaries and variable interest entities. CIL is a wholly-owned subsidiary of Cainiao and principally engages in investment activities on behalf of Cainiao.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedule A-1, A-2, A-3, A-4, A-5 and A-6 respectively and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of its executive officers or members of its board of directors named in Schedule A-1, A-2, A-3, A-4, A-5 and A-6 hereof, as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 3, 2020, AHKL subscribed for and purchased US$150,000,000 of the Issuer’s 2025 Convertibles Notes, at US$100,000 per Note, for a total purchase price of US$150,000,000. The source of the funds used by AHKL to purchase the 2025 Convertible Notes was funds from its affiliates.

ITEM 5.                        INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of its executive officers or members of its board of directors named in Schedule A-1, A-2, A-3, A-4, A-5 or A-6 hereof, as applicable, beneficially owns any Class A Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A Ordinary Shares which it may be deemed to beneficially own.

(c) The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of its executive officers or members of its board of directors named in Schedule A-1, A-2, A-3, A-4, A-5 or A-6 hereof, as applicable, has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.

CUSIP No. 08653C106	SCHEDULE 13D	Page 10 of 11

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6.                        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Form of Assignment and Transfer

On March 24, 2020, pursuant to the Form of Assignment and Transfer by and between AIL and AHKL, AIL transferred the 2024 Convertible Notes to AHKL.

Convertible Note Purchase Agreement

On June 3, 2020, pursuant to the terms of the Convertible Note Purchase Agreement dated May 28, 2020 (the “CNPA”), AHKL subscribed for and purchased US$150,000,000 of the Issuer’s 2025 Convertibles Notes, at US$100,000 per Note, for a total purchase price of US$150,000,000.  The CNPA also provides, among the other things,

(i) within two years from June 3, 2020, Mr. Shao-Ning Johnny Chou shall not transfer any shares of the Issuer (other than up to 1,000,000 Class A Ordinary Shares) or convert any Class C Ordinary Shares into other class of shares of the Issuer, in each case, without the prior written consent of AHKL;

(ii) AHKL has rights of first refusal over any proposed transfer by Mr. Shao-Ning Johnny Chou of any shares of the Issuer within five years from June 3, 2020; and

(iii) AHKL has rights of Form F-3 registration and piggyback registration.

Convertible Note Instrument

On June 3, 2020, pursuant to the terms of the CNPA, AHKL entered into a Convertible Note Instrument with the Issuer (the “CNI”), representing AHKL’s purchase of US$150,000,000 of the Issuer’s 2025 Convertible Notes, at US$100,000 per Note. The CNI provides that, among the other things,

(i) the Noteholder (as defined therein) has the right to convert all or any portion of the 2025 Convertible Notes into Class A Ordinary Shares (or in the form of ADSs) at any time during the Conversion Period (as defined therein) in accordance with the following conversion rate: the number of Class A Ordinary Shares to be delivered upon conversion of US$100,000 shall initially be equal to US$100,000 divided by the lower of (i) the quotient of (a) 125% of the volume-weighted average closing sale price per ADS for 30 consecutive Trading Days (as defined therein) after May 27, 2020, divided by (b) the number of Class A Ordinary Shares then represented by one ADS, and (ii) US$6.25. Such initial conversion rate is subject to adjustment in accordance with the terms of the CNI; and

(ii) within a period of ninety (90) days starting from the third (3rd) anniversary of the date of the CNI, each Noteholder shall have the right, at its/his option, to require the Issuer to repurchase all or any portion of such Noteholder’s Notes (as defined therein) at a repurchase price that is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.

The description of the Form of Assignment and Transfer, CNPA and CNI contained herein do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.2, 99.3 and 99.4 hereto, which exhibits are hereby incorporated by reference into this Item 6.

CUSIP No. 08653C106	SCHEDULE 13D	Page 11 of 11

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 of the Original Schedule 13D is hereby amended and replaced in its entirety by Exhibit 99.1 hereof. Item 7 of the Original Schedule 13D is further amended to include Exhibits 99.2, 99.3 and 99.4 hereof.

Exhibit	Description
99.1	Joint filing agreement among AGHL, AIL, AHKL, Ali CN, Cainiao, and CIL, dated June 3, 2020
99.2	Form of Assignment and Transfer between AIL and AHKL, dated March 24, 2020
99.3	Convertible Note Purchase Agreement among the Issuer, AHKL and Mr. Shao-Ning Johnny Chou, dated May 28, 2020
99.4	Convertible Note Instrument between the Issuer and AHKL, dated June 3, 2020

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2020

Alibaba Group Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Authorized Signatory

Alibaba Investment Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Alibaba.com Hong Kong Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Ali CN Investment Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Cainiao Smart Logistics Network Limited

By:	/s/ Lin Wan
Name: Lin Wan
Title: Director

Cainiao Smart Logistics Investment Limited

By:	/s/ Lin Wan
Name: Lin Wan
Title: Director

SCHEDULE A-1

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the name, citizenship, business address and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”).

Name and Citizenship	Present Principal Occupation
Directors[19]
Daniel Yong ZHANG, People’s Republic of China c/o 969 West Wen Yi Road Yu Hang District, Hangzhou 311121 People’s Republic of China	Chairman and Chief Executive Officer of AGHL
Jack Yun MA, People’s Republic of China c/o 969 West Wen Yi Road Yu Hang District, Hangzhou 311121 People’s Republic of China	Founder and Director of AGHL
Joseph C. TSAI, Canada	Executive Vice Chairman of AGHL
J. Michael EVANS, Canada	Director and President of AGHL
Eric Xiandong JING, People’s Republic of China c/o 969 West Wen Yi Road Yu Hang District, Hangzhou 311121 People’s Republic of China	Director of AGHL; Chairman of Ant Financial
Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-Shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of AGHL; Founder, Chairman and Chief Executive Officer of SoftBank Group Corp.
Chee Hwa TUNG, People’s Republic of China	Independent Director of AGHL; Vice Chairman of the Thirteenth National Committee of the Chinese People’s Political Consultative Conference of the PRC
Walter Teh Ming KWAUK, Canada	Independent Director of AGHL; Senior Advisor of Motorola Solutions (China) Co., Ltd.
Jerry YANG, United States of America	Independent Director of AGHL; Founding Partner of AME Cloud Ventures
E. Börje EKHOLM, United States of America and Sweden	Independent Director of AGHL; President and Chief Executive Officer of Ericsson
Wan Ling MARTELLO, United States of America	Independent Director of AGHL; Co-founder and Partner of BayPine
Executive Officers[20]
Maggie Wei WU, People’s Republic of China c/o Alibaba Group Services Limited 26/F, Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong	Chief Financial Officer of AGHL
Judy Wenhong TONG, People’s Republic of China	Chief People Officer of AGHL
Li CHENG, People’s Republic of China	Chief Technology Officer of AGHL
Sophie Minzhi WU, People’s Republic of China	Chief Customer Officer of AGHL
Sara Siying YU, People’s Republic of China	General Counsel of AGHL
Jessie Junfang ZHENG, People’s Republic of China	Chief Risk Officer and Chief Platform Governance Officer of AGHL
Chris Pen-hung TUNG, Canada	Chief Marketing Officer of AGHL
Jeff Jianfeng ZHANG, People’s Republic of China	President of Alibaba Cloud Intelligence of AGHL
Trudy Shan DAI, People’s Republic of China	President of Wholesale Marketplaces of AGHL
Fan JIANG, People’s Republic of China	President of Taobao and Tmall of AGHL
Luyuan FAN, People’s Republic of China	President of Alibaba Digital Media & Entertainment Group of AGHL

19  Unless otherwise noted, the business address for each director listed is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

20  Unless otherwise noted, the business address for each executive officer listed is c/o 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China.

SCHEDULE A-2

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AIL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	Company Secretary of AGHL

YIP Pak Tung, Jason, Hong Kong	Senior Director of Finance of AGHL

Michael Yuen-jen YAO, United States	Senior VP, Corporate Finance of AGHL

SCHEDULE A-3

Directors and Executive Officers of Alibaba.com Hong Kong Limited

The following table sets forth the names and present principal occupation of each director of Alibaba.com Hong Kong Limited, a company organized under the laws of Hong Kong (“AHKL”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AHKL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	Company Secretary of AGHL

YIP Pak Tung, Jason, Hong Kong	Senior Director of Finance of AGHL

Maggie Wei WU, People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-4

Directors and Executive Officers of Ali CN Investment Holding Limited

The following table sets forth the names and present principal occupation of each director of Ali CN Investment Holding Limited, a company organized under the laws of the British Virgin Islands (“Ali CN”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Ali CN does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	Company Secretary of AGHL

YIP Pak Tung, Jason, Hong Kong	Senior Director of Finance of AGHL

Maggie Wei WU, People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-5

Directors and Executive Officers of Cainiao Smart Logistics Network Limited

The following table sets forth the names and present principal occupation of each director and executive officer of Cainiao Smart Logistics Network Limited, an exempted company incorporated under the laws of the Cayman Islands (“Cainiao”). The business address for each person listed below is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, People’s Republic of China. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Lin WAN, People’s Republic of China	Director and President of Cainiao

Robert LIU, People’s Republic of China	Chief Financial Officer of Cainiao

Joseph C. TSAI, Canada	Director of Cainiao; Executive Vice Chairman of AGHL

Daniel Yong ZHANG, People’s Republic of China	Director of Cainiao; Chairman and Chief Executive Officer of AGHL

Judy Wenhong TONG, People’s Republic of China	Director of Cainiao; Chief People Officer of AGHL

Guojun SHEN, People’s Republic of China	Director of Cainiao; Chairman of Yintai Group

Xuegao HAN, People’s Republic of China	Director of Cainiao; Vice President of Yintai Group

Xin HUANG, People’s Republic of China	Director of Cainiao; Partner of Yunfeng Capital

SCHEDULE A-6

Directors and Executive Officers of Cainiao Smart Logistics Investment Limited

The following table sets forth the names, business addresses and present principal occupation of the sole director of Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands (“CIL”). The business address for the sole director listed below is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, People’s Republic of China. CIL does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Lin WAN, People’s Republic of China	Sole Director of CIL; Director and President of Cainiao Smart Logistics Network Limited